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                                                                      Exhibit 16


March 2, 2005

Board of Directors
Cablevision Systems Corporation
1111 Stewart Avenue
Bethpage, NY 11714

Dear Board of Directors:

     I am writing to inform you that Class B stockholders owning a majority of the Class B shares have removed each of William J. Bell, Sheila A. Mahony and Steven Rattner as directors of Cablevision. We have elected Rand Araskog, Frank Biondi, John Malone and Leonard Tow to fill the vacancies created by the removal of these directors and the death of John Tatta. All of the foregoing actions are effective immediately. A copy of the action of the Class B stockholders is attached to the copy of this letter being sent to the secretary.

     I intend to ask the board at its next meeting on March 7 to increase the size of the board so that the Class B stockholders may elect Brian Sweeney to fill the new seat.

     I am also writing to inform you that the Class B stockholders will exercise their rights under the company's certificate of incorporation to nominate and elect 75% of the company's directors at the forthcoming annual meeting of stockholders.

     As I am sure you will agree, the individuals we have elected to the board have extensive industry experience and impressive qualifications and are very well-positioned to make significant contributions to the long-term success of the company.

     Our expectation is that each of the new Class B directors will participate in our next board meeting.


                                                 Sincerely,


                                                 Charles F. Dolan

cc:     Victoria Salhus, Secretary (with attachment)